Media Release 28 July 2021 Sydney, Australia 27 July 2021 Chicago, USA

Exhibit 99.2
James Hardie Industries Releases First Global Sustainability Report
The World Leader in High-Performance Building Solutions Details Sustainability Strategy and Progress, including Reduction in Greenhouse Gas Intensity
Establishes Commitment to Building Sustainable Communities

James Hardie Industries plc (ASX: JHX; NYSE: JHX), the world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions, has released its first global sustainability report. James Hardie’s 2021 Sustainability Report, Building Sustainable Communities, outlines its sustainable future, company commitments and significant progress made to date in four key areas: Communities, Environment, Innovation, and Zero Harm. This framework is supported with measurable goals and metrics in each of the four key areas, including goals for greenhouse gas reduction, diversity, environmental product declarations and safety.

“Our commitment to building better, more sustainable communities starts by building better homes, with the homebuilding materials of the future,” said James Hardie CEO, Dr. Jack Truong. “Our commitment to a sustainable future extends to our James Hardie community, the local communities in which we operate, and across the largest shared community of all, our global ecosystem. At James Hardie, we are transforming the way the world builds by offering better, safer and more sustainable products.”

James Hardie’s sustainability strategy, which was formalized in fiscal year 2021 (FY21), is integrated with its global strategy for value creation and operational performance.

Please find the full Sustainability Report here: https://ir.jameshardie.com.au/esg/sustainability

Sustainability Report At-A-Glance:

Communities
At James Hardie, building sustainable local communities is at the forefront of our strategy. We recognize our ability to impact the communities in which we live and work. While maintaining a global mindset, we put great care into how our business affects local communities. We contribute to local communities by sourcing, employing, delivering, and giving locally. In FY21, we:
•Contributed US$800 million in local communities in which we operate.
•Shipped 63% of our products to customers within 500 miles of our manufacturing facilities.
•Sourced more than 83% of raw materials from within 100 miles of our manufacturing facilities, supporting local businesses and minimizing length of haul and carbon footprint.
•Hired 98% of new staff from the local communities in which we operate.
•Launched a Global Inclusion and Diversity Program to improve our James Hardie community. The program focuses on culture, employee interaction, employee capabilities, hiring practices, and growing and developing talent in the organization.
•Set a goal to increase gender diversity to 20% in all management positions by FY24, from 15% in FY20

Environment
We are committed to be responsible and accountable for our impact on the environment and to prioritize the management of waste, water, energy and emissions. We provide products that help to build better homes, that have a lower impact on our environment and are built to last. We continue to minimize energy intensity and waste generation while delivering a high-value product as a strong alternative to traditional building materials. By sourcing and supplying locally, the company maintains a small inbound and outbound shipping footprint, helping to further minimize greenhouse gas emissions. In FY21, we:

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Media Release 28 July 2021 Sydney, Australia 27 July 2021 Chicago, USA

•Set a goal to reduce Scope 1 and Scope 2 greenhouse gas intensity by 40% by 2030.
•Achieved a 17% reduction in greenhouse gas emissions intensity from 2019 base.
•Set a goal to reduce landfill waste intensity by 50% by 2030.
•Achieved a 21% reduction in landfill waste intensity from 2019.
•Set a goal to recycle 20 million additional cubic feet of water per year by 2030.
•Realized up to 50% recycled content in our fiber gypsum products.

Innovation
James Hardie is a leading global innovator in home exterior solutions, using new technologies to produce high-quality, sustainable products with endless design possibilities. Our fiber cement delivers superior life expectancy, driving down environmental impacts and meeting demand for high-quality sustainable products. We believe that through innovation we can drive continuous improvement of our energy consumption, water utilization, waste reduction and overall impact on the environment. In FY21, we:
•Commercialized three new products with sustainability benefits: Hardie® Textured Panels in North America, Hardie™ Fine Texture Cladding in Australia, and Hardie® Brand VL Plank in Europe.
•Committed to building two new pilot R&D facilities, in Fontana, California and Rosehill, Australia.
•Set a goal to cover 80% of revenue with environmental product declarations.
•Covered 26% of revenue with environmental product declarations.
•Realized US$107 million in cumulative LEAN savings in FY20 and FY21.

Zero Harm
At James Hardie, safety is a non-negotiable value for business success, and we prioritize the protection of our people and those who interact with our products. Our goal is to continuously improve year over year and to be recognized for world class safety. We believe that value creation means nothing without a safe environment for all employees. In FY21, we:
•Reduced our total recordable incident rate to 0.83, a 21% improvement versus FY20 and substantially better than the industry average of 4.2.
•Reduced our total days away, restricted or transferred rate to 0.51, a 4% improvement versus FY20 and substantially better than the industry average of 2.8.
•Responded to COVID-19, by providing: 80 hours paid COVID-19 sick leave, distributing 60,000+ masks, 3,918 proactive covid tests, and free onsite daily lunch program to keep our employees safe.

Discussing the inaugural Sustainability Report, Dr. Truong concluded, “As we discussed in our Investor Day in May 2021, we believe we have transformed into a New James Hardie, and that is evidenced by our strong financial results in FY21, including delivering US$2.9 billion in net sales and US$458 million in adjusted net income. However, the issuance of our first ever Sustainability Report, which includes evidence of significant progress in FY21 and firm commitments to future continuous improvements in the areas of Environment, Social and Governance, is something we are equally proud of. At James Hardie we are committed to building sustainable communities.”

About James Hardie Industries plc
James Hardie Industries is the world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions. The company empowers homeowners and building professionals alike to achieve the home of their dreams with premium quality solutions that enable endless possibilities for design and aesthetics, while also delivering trusted protection and long-lasting beauty. Key to this effort is James Hardie’s dedication to its customers, market driven innovation, an inclusive and empowering company culture, and an unwavering commitment to its Zero Harm safety initiative.  For more information about James Hardie visit www.jameshardie.com.

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Media Release 28 July 2021 Sydney, Australia 27 July 2021 Chicago, USA

Forward-Looking Statements
This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2021; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.

This media release has been authorized by Mr. Jason Miele, Chief Financial Offer.

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Investor/Media/Analyst Enquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Telephone:    +61 2 9638 9205
Email:     media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland

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